UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number: 001-34944

CHINA CERAMICS CO., LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Changes in Registrant’s Certifying Accountant.

On April 30, 2016, China Ceramics Co., Ltd (the “Company”) was notified that, effective April 30, 2016, AWC (CPA) Limited (“AWC”) merged (the “Merger”) with Dominic K.F. Chan & Co (“DKFC”) and formed DCAW (CPA) Limited (“DCAW”).

As a result of the Merger, AWC resigned as the Company’s independent registered public accounting firm on April 30, 2016. On May 4, 2016, the Company engaged DCAW (CPA) Limited as its independent registered public accounting firm. The engagement of DCAW was approved by the Audit Committee of the Company’s board of directors on May 4, 2016.

The audit reports of AWC on the financial statements of the Company as of and for the year ended December 31, 2015 and did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audits of the Company’s financial statements for the fiscal year ended December 31, 2015 and through April 30, 2016, there were: (i) no disagreements with AWC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of AWC, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports, and (ii) no reportable events of the type described in Item 304(a)(1)(v) of Regulation S-K.

During the Company’s three most recent fiscal years and through May 4, 2016, neither the Company nor anyone on its behalf consulted with DCAW regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report nor oral advice was provided that DCAW concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F and its related instructions, or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

AWC furnishes the Company with a letter addressed to the Securities and Exchange Commission stating whether or not AWC agrees with the statements made therein as specified by Item 16F(a)(3) of Form 20-F. A copy of such letter, dated May 4, 2016, furnished by AWC is filed as Exhibit 99.1 to this Form 6-K.

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Financial Statements and Exhibits.

Exhibit Number	Exhibit Name

99.1	Letter from AWC (CPA) Limited, dated May 4, 2016

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 5, 2016

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name: Hen Man Edmund
Title: Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Letter from AWC (CPA) Limited, dated May 4, 2016

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